

17018306

RMS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-066105~~ RMS 8-066105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2016 AND ENDING August 31, 2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Public, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12007 Research Blvd.
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Szaniszlo, Managing Director (512) 467-3532
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300	Dallas	Texas	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Chris Szaniszlo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Public, LLC, as of August 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CARRIE L. HENDERSON
Notary Public, State of Texas
Comm. Expires 08-28-2019
Notary ID 4832140

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST PUBLIC, LLC
TABLE OF CONTENTS

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To Chris Szaniszlo, Managing Director
First Public, LLC

We have audited the accompanying statement of financial condition of First Public, LLC (the Company) as of August 31, 2017, and the related statements of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Public, LLC as of August 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of First Public, LLC's financial statements. The information in Schedule I is the responsibility of First Public, LLC's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
October 26, 2017

FIRST PUBLIC, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2017

ASSETS		
Cash and cash equivalents	$	2,208,890
Accounts receivable		587,715
Prepaid expenses		26,381
Total Assets	$	2,822,986

LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable	$	104,060
Accounts payable to affiliated organization		914,530
Accrued liabilities due affiliated organization		43,329
Total Liabilities		1,061,919
Member's Capital		1,761,067
Total Member's Capital		1,761,067
Total Liabilities and Member's Capital	$	2,822,986

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2017

Revenue:		
Lone Star Investment Pool administrative services	$	3,894,804
Supplemental benefits administrative services		1,149,389
Reimbursable expenses		21,709
Investment income, net		10,316
Total Revenue		5,076,218
Operating Expenses:		
Employee lease with affiliated organization		2,228,998
Administrative services provided by affilitated organization		1,528,853
Building lease with affiliated organization		86,520
Other purchased and contract services		505,276
Insurance		48,121
Consultants		42,882
Outside counsel		24,249
Software support/license fee		22,200
Financial audit		19,000
Clearing fees		8,683
Other expenses		13,244
Total Operating Expenses		4,528,026
Net Income	$	548,192

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED AUGUST 31, 2017

		MEMBER'S CAPITAL
Beginning Balance	$	1,562,875
Net income		548,192
Capital distributions		(350,000)
Ending Balance	$	1,761,067

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2017

Cash flows from operating activities:	
Net income	$ 548,192
Changes in assets and liabilities:	
Decrease in deposit held with clearing organization	115,780
Increase in accounts receivable	(124,884)
Decrease in prepaid expenses	8,395
Increase in accounts payable	60,734
Decrease in accounts payable to affiliated organization	(82,903)
Decrease in accrued liabilities due affiliated organization	(44,185)
Net cash provided by operating activities	481,129
Cash flows from financing activities:	
Capital distributions	(350,000)
Net cash used in financing activities	(350,000)
Net increase in cash and cash equivalents	131,129
Cash and cash equivalents, beginning of year	2,077,761
Cash and cash equivalents, end of year	$ 2,208,890

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2017

NOTE 1–NATURE OF OPERATIONS

Formed in 2003, First Public, LLC (First Public) provides financial and insurance related services to school districts and other local governments within the State of Texas. First Public is a Texas limited liability company (Texas Bus. Org. Code §101.001, et seq.) and a wholly-owned subsidiary of the Texas Association of School Boards, Inc. (TASB). First Public is registered with the Securities and Exchange Commission (SEC) as a broker-dealer, pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC). First Public holds a general agency license with the Texas Department of Insurance for life, accident, and health/HMO insurance, and is a licensed Third Party Administrator (TPA).

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND REVENUE RECOGNITION:

The accompanying financial statements have been prepared on the accrual basis. First Public recognizes revenue when earned and expenses in the period in which such items are incurred. Specifically, Lone Star Investment Pool (Lone Star) revenue is earned ratably over the service period based on the daily net asset values of Lone Star. Supplemental benefits administrative revenue is earned ratably based on commissions for premiums associated with participant enrollment in insurance programs underwritten by various carriers.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2017, consist of cash and a money market mutual fund. The financial institutions holding First Public's cash accounts are participating in the Federal Deposit Insurance Corporation's (FDIC) insurance program. Management monitors cash account balances in an attempt to keep them below FDIC insurance coverage of $250,000. However, at August 31, 2017, one cash account balance exceeded $250,000, resulting in a potential concentration of credit risk related to the amount in excess of FDIC insurance coverage. At August 31, 2017, First Public had $1,983,275 invested in a single money market mutual fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

ACCOUNTS RECEIVABLE:

Accounts receivable are stated at the amount due to First Public. First Public may provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Due to the nature of First Public accounts receivable, an allowance for doubtful accounts has not been established. At August 31, 2017, accounts receivable consist primarily of Lone Star administrative service fees for August 2017 and outstanding Supplemental Benefits administrative services fees. Supplemental Benefits administrative service fees represent commissions earned by First Public through August 31, 2017 that are still to be received from various carriers, as well as supplemental compensation expected to be received.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code. No provision for income tax expense has been made related to First Public activities in reliance on Private Letter Ruling 501.03-33. TASB files income tax returns in the United States Federal jurisdiction. With a few exceptions, TASB is no longer subject to United States Federal examinations by taxing authorities for years prior to the year ended August 31, 2013.

SIGNIFICANT AGREEMENTS:

Under an administrative services agreement, First Public provides Lone Star with administrative and distribution services. Lone Star is a public funds investment pool established in 1991, in accordance with the Interlocal Cooperation Act, Chapter 791, Texas Government Code, and the Public Funds Investment Act, Chapter 2256, Texas Government Code. The objective of Lone Star is to maintain safety of principal and liquidity while providing participating governmental entities with the highest possible rate of return for invested funds. Units of Lone Star are offered exclusively to Texas governmental entities, including school districts, cities, counties, special districts, and agencies of the State of Texas. The current administrative services agreement between First Public and Lone Star is effective September 1, 2014 through August 31, 2019, and either party may terminate the agreement with 180 days prior written notice. First Public earned $3,894,804 under the agreement for the fiscal year ended August 31, 2017, which represents approximately 77 percent of First Public's total revenue. At August 31, 2017, $271,827 of this earned revenue was receivable from Lone Star.

Under an administrative services agreement, First Public provides the TASB Benefits Cooperative (Benefits Cooperative) with various administrative services. The Benefits Cooperative is organized under the Interlocal Cooperation Act, Chapter 791, Texas Government Code. The Benefits Cooperative assists participating governmental entities with attracting and retaining employees by offering group and individual insurance coverage, as well as other employee benefit-related services. First Public serves as agent of record for insurance carriers serving the Benefits Cooperative members. Additionally, First Public provides administrative services to the Benefits Cooperative that include, but are not limited to, engagement of various service providers (e.g. TPA, benefits consultant, and TPA software provider); publicizing and marketing; facilitating employee benefit enrollments for Benefits Cooperative members; and implementation of other Benefits Cooperative initiatives.

The current administrative services agreement between First Public and the Benefits Cooperative is effective May 1, 2017 through August 31, 2020, and supersedes the original agreement effective January 27, 2015 through August 31, 2020. Either party may terminate the agreement with 180 days prior written notice. Under the agreement, in consideration for administrative services provided by First Public to the Benefits Cooperative, First Public is authorized to receive commissions and related supplemental compensation under separate agreements with various insurance agents and carriers that offer and provide associated support for group and individual insurance coverage to Benefits Cooperative members and their employees. Commissions and supplemental compensation earned by First Public are based on monthly participant enrollment activity reported by individual carriers. First Public earned $1,149,389 under these agreements for the fiscal year ended August 31, 2017, which represents approximately 23 percent of First Public's total revenue. At August 31, 2017, $305,888 of this earned revenue was receivable from the various insurance agents and carriers.

SUBSEQUENT EVENTS:

Subsequent events have been evaluated through October 26, 2017, which is the date the financial statements were issued.

NOTE 3–RELATED PARTY TRANSACTIONS

TEXAS ASSOCIATION OF SCHOOL BOARDS, INC.:

First Public has entered into separate agreements with TASB for administrative services, office space, and employee leasing. The administrative services agreement is for TASB's performance of administrative duties relating to the day-to-day operations and administration of First Public, including providing office equipment and supplies, facilitating employee benefits and insurance for First Public staff, and arranging, monitoring and paying for professional services required by First Public. The current administrative services agreement was entered into as of April 27, 2009, and remains in effect until terminated by either party for convenience (upon providing 30 days prior written notice) or for cause as set out in the agreement. For the fiscal year ended August 31, 2017, First Public incurred expenses totaling $1,528,853 under the agreement. At August 31, 2017, $350,788 and $5,652, has been recorded in accounts payable to and accrued liabilities due affiliated organization, respectively, in the Statement of Financial Condition.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. The current employee lease agreement was entered into as of April 27, 2009 and remains in effect until terminated by either party providing 30 days prior written notice to the other party. For the fiscal year ended August 31, 2017, First Public incurred expenses totaling $2,228,998 under the agreement. At August 31, 2017, $538,018 and $37,677, has been recorded in accounts payable to and accrued liabilities due affiliated organization, respectively, in the Statement of Financial Condition.

At August 31, 2017, First Public has recorded $4,094 in accounts payable to affiliated organization in the Statement of Financial Condition related to reimbursement of certain First Public expenses paid by TASB.

During the year ended August 31, 2017, First Public made one distribution to TASB for a total of $350,000, which is reflected in the Statement of Changes in Member's Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and designates a minimum net capital requirement of $100,000, pursuant to subparagraph (a)(2)(iii). The Commission requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2017, First Public had net capital of $1,107,304, which was $1,007,304 in excess of the amount required to be maintained at that date. First Public's ratio of aggregate indebtedness to net capital was .96 to 1, at August 31, 2017.

First Public operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities.

NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease entered into effective April 27, 2009. The lease was amended effective September 1, 2016. The current lease agreement, as amended, requires monthly rental fees of $7,210, and remains in effect until terminated by either party providing 30 days prior written notice to the other party. Rent expense incurred for the fiscal year ended August 31, 2017 totaled $86,520. At August 31, 2017, $21,630 was owed to TASB under the terms of the lease agreement and has been recorded in accounts payable to affiliated organization in the Statement of Financial Condition.

NOTE 6–CLEARING ORGANIZATION

During the year ended August 31, 2017, First Public served as an introducing broker, offering school districts and other governmental entities the opportunity to invest in fixed income securities. First Public had an agreement with a clearing organization whereby the clearing organization performed clearing functions for all security transactions introduced by First Public. Under the agreement, the clearing organization required that a security deposit be maintained by First Public. The agreement between First Public and the clearing organization was terminated in February 2017, and the security deposit was returned to First Public.

NOTE 7 – FAIR VALUE OF ASSETS AND LIABILITIES

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- **Level 1 -** Quoted prices for identical assets or liabilities in active markets that First Public has the ability to access.

- **Level 2 -** Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- **Level 3 -** Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy:

Cash and Cash Equivalents – The carrying amount approximates fair value. All share-valued cash holdings have been deemed level 1.

Accounts Receivable and Payable – The carrying amount is at cost, which approximates fair value.

Supplementary Information

Schedule I

FIRST PUBLIC, LLC

NET CAPITAL COMPUTATION

AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

AUGUST 31, 2017

Computation of net capital:	
Total capital	$ 1,761,067
Nonallowable assets:	
Accounts receivable	587,715
Prepaid expenses	26,381
Total nonallowable assets	614,096
Net capital before haircuts	1,146,971
Haircuts on money market mutual funds	39,667
Net capital	1,107,304
Minimum net capital requirement (greater of $100,000 or 1/15 of aggregate indebtedness)	100,000
Excess net capital	$ 1,007,304
Aggregate indebtedness	$1,061,919
Ratio of aggregate indebtedness to net capital	.96 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2017 Part IIA FOCUS filing.

Review Report of Independent Registered
Public Accounting Firm on
Management's Exemption Report

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To Chris Szaniszlo, Managing Director
First Public, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) First Public, LLC identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the exemption provision) under which First Public, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) First Public, LLC stated that First Public, LLC met the identified exemption provision throughout the most recent fiscal year without exception. First Public, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Public, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
October 26, 2017



FIRST PUBLIC® Member FINRA/SIPC
12007 Research Blvd. • Austin, Texas 78759 • 800.558.8875 • Fax: 512.452.7842 • firstpublic.com

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- First Public, LLC is a broker/dealer registered with the SEC and FINRA.
- First Public, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended August 31, 2017.
- First Public, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of First Public, LLC."

- First Public, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of September 1, 2016 through August 31, 2017, without exception.
- First Public, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of September 1, 2016 through August 31, 2017.

The above statements are true and correct to the best of my and the Firm's knowledge.



Chris Szaniszlo, Managing Director
First Public, LLC



10/26/17
Date